BELMONT CAPITAL
FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

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SEC FILE NUMBER
8-68572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Belmont Capital

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Fifth Avenue, 4th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy O'Friel	212-406-3610	jeremy@belmontinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy O'Friel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Belmont Capital, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BELMONT CAPITAL
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

<u>Table of Contents</u>

Report of Independent Registered Public Accounting firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Belmont Capital:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Belmont Capital (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

March 31, 2026

We have served as the auditor for Belmont Capital since 2022.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

BELMONT CAPITAL

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$ 104,253
Accounts receivable	17,303
Prepaid expenses	604
Due from affiliate	2,604
Investment in fund	30,505
Fixed assets, net of depreciation of $6,738	538
Total assets	$ 155,807

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Accounts payable and accrued expenses	$ 84,802
Capital	71,005
Total liabilities and capital	$ 155,807

The accompanying notes are an integral part of these financial statements.

BELMONT CAPITAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 -   **Nature of Business**

Cillian Holdings, LLC, dba Belmont Capital, a Limited Liability Company ("The Company"), is a New York company conducting business as a broker/dealer in securities. The Company is a sponsor of private investment funds that are registered as exempted companies with limited liability under the laws of the Caymen Islands. The Company is registered as a Commodity Pool Operator with the National Futures Association ("NFA").

The Company amended its membership agreement with FINRA on October 2, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company receives sponsor fees paid by the fund over time based upon the value of the funds. The Company believes that its performance obligation is the continued investment from investors and as such this is fulfilled on a continuous basis. Sponsorship fee are variable amounts recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

The Company earns commissions with the funds when the underlying fund manager generates commissions from its brokerage trading. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

b)   *Cash*
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c)   *Income Taxes*
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

d)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

e)   *Subsequent Events*
The Company has evaluated subsequent events through March 31, 2026, which is the date the financial statements were available to be issued.

Note 3 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

At December 31, 2025, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

Note 4 -   **Commitments and Contingencies**

The Company Leases its office space on a one-year term, ending December 31, 2025, at $4,000 per month. Per the terms of the lease agreement, the lease automatically renewed for a one-year term, ending December 31, 2026. The lease automatically renews each year for one-year terms unless terminated by either party with a 90-day notice period.

Note 5 -   **Related Party Transactions**

The Company is a sponsor of seven investment funds and the Member of the Company is also a director of each of these funds. As a sponsor, the Company earned management and sponsor fees of $1,169,667 during the fiscal year for the seven funds. In addition, the Company also earned commission revenue of $74,935.

The Company, at its discretion, contributed $166,419 towards the expenses of the seven funds, included in the Statement of Income under sponsor expenses. The Company advanced $2,604 to an affiliate in a non-interest bearing loan, as shown on the statement of financial condition.

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company's net capital of $19,275 which was $13,622 in excess of its required net capital of $5,654. The Company's capital ratio was 439.96%.

Note 7 -   **Segment Reporting**

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company operates as a single line of business as a securities broker-dealer, including acting as a sponsor for private funds. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company is operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Note 8 -   **Guaranteed Payments to Partners**

The Partnership provides certain partners with fixed compensation amounts ("guaranteed payments") pursuant to the Partnership Agreement. Guaranteed payments are made without regard to the Partnership is income or losses and are intended to compensate partners for services rendered to the Partnership in accordance with IRC § 707(c).

Guaranteed payments are recorded as compensation expense in the accompanying statement of operations when incurred. These amounts are not treated as wages, are not subject to payroll tax withholding, and are not reported on Form W-2. Instead, guaranteed payments are reported to the partners on Schedule K-1 and are subject to self-employment tax at the partner level.

As a registered broker-dealer, the Partnership is required to maintain documentation of compensation arrangements under SEC Rule 17a-3(a)(18) and to preserve such records in accordance with SEC Rule 17a-4. The Partnership Agreement and related compensation addenda constitute the governing records supporting the guaranteed-payment arrangements. Management believes these arrangements are consistent with the rights and obligations established in the Partnership Agreement and comply with applicable FINRA and SEC books-and-records requirements.